                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                              (AMENDMENT NO. 3) (1)

                              USA Detergents, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                       -----------------------------------
                         (Title of Class of Securities)

                                   902938 10 9
                             -----------------------
                                 (CUSIP Number)

                               Frederick R. Adler
                           1520 South Ocean Boulevard
                            Palm Beach, Florida 33480
                                 (561) 659-2001

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2000
                         -------------------------------
             (Date of Event which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

-----------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP NO. 505447 10 2                  13D                     PAGE 2 OF 5 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Frederick R. Adler
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS *

         Not Applicable
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
   NUMBER OF             1,057,755 (See Item 4)
     SHARES       --------------------------------------------------------------
  BENEFICIALLY     8     SHARED VOTING POWER
    OWNED BY             0
      EACH        --------------------------------------------------------------
   REPORTING       9     SOLE DISPOSITIVE POWER
     PERSON              1,057,755 (See Item 4)
      WITH        --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,057,755
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES *                                           [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.27%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 filed by Frederick R. Adler amends reports filed on Schedule 13D filed on January 28, 1997, January 9, 1998 and December 29, 1998 and is being filed to reflect the sale by Mr. Adler of 1,071,428 shares of Common Stock, $.01 par value per share, (the "Common Stock") of USA Detergents, Inc. ("USAD"). The address of the principal executive offices of USAD is 1735 Jersey Avenue, North Brunswick, New Jersey 08902.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Frederick R. Adler having an address at 1520 South Ocean Blvd., Palm Beach, Florida 33480. Mr. Adler is the Managing Director of Adler & Company, a venture capital management firm with its principal executive offices located at 342 Madison Avenue, Suite 807, New York, New York 10173.

         Mr. Adler has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Adler is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION.

         This Statement is filed to reflect a material decrease in the percentage of the outstanding Common Stock beneficially owned by Mr. Adler. On June 14, 2000, pursuant to a stock purchase agreement (the "Stock Purchase Agreement") among Mr. Adler, USAD and Church & Dwight Co., Inc.("CHD"), Mr. Adler sold 1,071,428 shares of Common Stock to CHD.

         Mr. Adler is also a party to a Put and Call Agreement (the "Put & Call Agreement") with CHD with respect to 704,255 shares of Common Stock owned by Mr. Adler. Under the Put & Call Agreement, Mr. Adler's Common Stock may be purchased at the option of CHD or put to CHD at Mr. Adler's option, exercisable during specific periods within 60 days of the effectiveness of the Company's joint venture with CHD (as described in the Company's Form 8-K filed with the Commission on June 20, 2000), at a purchase price of $7.00 per share.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Adler beneficially owns an aggregate of 1,057,755 shares of Common Stock, 213,500 of which are held in the form of options and 140,000 of which are held in a warrant. Based upon the 14,192,776 shares of Common Stock outstanding as of June 14, 2000, as represented by USAD, the shares beneficially owned by Mr. Adler represent approximately 7.27% of the shares of Common Stock outstanding.

         (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by Mr. Adler, see Rows 7-10 of the cover page and Items 4 and 5(a) above.

         (c) No transactions in the Common Stock were effected during the past 60 days except as follows: On June 14, 2000, Mr. Adler sold 1,071,428 shares of Common Stock at $7.00 per share to CHD under the Stock Purchase Agreement. In addition, Mr. Adler and CHD entered into the Put & Call Agreement with respect to 704,255 shares of Common Stock at a purchase price of $7.00 per share.

         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On June 14, 2000, Mr. Adler sold 1,071,428 shares of Common Stock at $7.00 per share to CHD under the Stock Purchase Agreement. In addition Mr. Adler and CHD entered into the Put & Call Agreement with respect to 704,255 shares of Common Stock at a purchase price of $7.00 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Stock Purchase Agreement, dated June 14, 2000, among USA Detergents, Inc., Church & Dwight Co., Inc. and Frederick R. Adler.

2. Put and Call Agreement, dated June 14, 2000, between Frederick R. Adler and Church & Dwight Co., Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



June 21, 2000                                /s/ Frederick R. Adler
-------------                           ------------------------------------
   (Date)                                        Frederick R. Adler